PROVIDENT™

Provident Financial Holdings, Inc.

September 30, 2005

www. myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2005. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

PROVIDENT
Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$28.05
52-week range:	$23.22 - $30.96
Shares outstanding	6,931,612 shares
Market cap:	$194.4 million
P/E (ttm):	10.24
EPS (ttm):	$2.74
Annual div & yield:	$0.56 (2.00%)
Div distribution date:	08-Sep-05
Div record date:	17-Aug-05
As of September 30, 2005.	

Organizational Chart

Provident Financial Holdings, Inc.



Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Provident Financial Holdings, Inc.

Southern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Rancho Cucamonga
- San Diego

Retail Offices:

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Fullerton
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "This fast population growth has continued since the 2000 Census, with Riverside ranking as the 3rd fastest growing county of the 3,100 counties in the nation and San Bernardino as the 6th fastest growing county."
  Source: Inland Empire 2004 Indicators Report.
- "The Inland Empire is a leader in job creation for the Southern California region. It has added new jobs every year for the last twenty years. Even during the 1990s when Southern California lost over 500,000 jobs, the Inland Empire gained jobs. Since 1990, the Inland Empire easily outdistances its other peer counties in California, gaining over 372,000 jobs even as Los Angeles County lost 151,000 jobs."
  Source: Inland Empire 2004 Indicators Report.
- "With housing affordability in Southern California's higher income coastal counties down to 11% in San Diego, 13% in Orange and 17% in Los Angeles counties, buyers are migrating to the Inland Empire causing soaring demand for housing from entry level to high-end."
  Source: January 2005 Inland Empire Quarterly Economic Report.

Business Strategy

Provident Financial Holdings, Inc.

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Financial Position:	As of 09/30/2005	As of 06/30/2004
Total assets ……………………..	$ 1.63 billion	$ 1.32 billion
Loans held for investment …….	$ 1.13 billion	$ 862.5 million
Deposits ………………………..	$ 963.1 million	$ 851.0 million
Equity ……………………………	$ 126.3 million	$ 110.0 million
Tangible equity …………………	$ 126.2 million	$ 109.9 million

Financial Results:	Quarter Ended 09/30/2005	Quarter Ended 06/30/2004
Net income ……………………..	$ 4.9 million	$ 4.3 million
Return on average equity ……..	15.80%	15.47%
Return on average assets …….	1.22%	1.29%
Net interest margin …………….	2.80%	2.95%
Efficiency ratio ………………….	48.17%	48.02%
Total loan originations …………	$ 555.4 million	$ 459.9 million
Provident Bank ………………	$ 83.7 million	$ 72.4 million
Provident Bank Mortgage ….	$ 471.7 million	$ 387.5 million

PROVIDENT
Provident Financial Holdings, Inc.

Quarterly Net Income



11% C.A.G.R.*
(In millions)
$5.0
$4.8
$4.6
$4.4
$4.2
$4.0
$3.8
$4.3
$4.3
$5.0
$4.6
$4.8
$4.9
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$4.2
$3.9
$4.5
$3.3
$4.5
$4.1
$3.2
$4.9
$3.8
$4.6
$3.2
$5.5
32% C.A.G.R.*
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Community Banking
Mortgage Banking

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Quarterly Net Interest Income



(In millions)
13% C.A.G.R.*
$11.5
$11.0
$10.5
$10.0
$9.5
$9.0
$8.5
$9.4
$10.0
$10.4
$11.0
$11.2
$11.0
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Financial Holdings, Inc.

Non-Interest Income

(In millions)


$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$1.6
$4.8
$1.7
$4.4
$1.4
$5.1
$1.2
$4.2
$1.4
$5.1
$1.6
$4.4
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Operating Expenses



(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
$7.6
$7.6
$8.0
$7.9
$8.9
$8.2
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin



3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
2.95%
3.03%
2.93%
2.98%
2.90%
2.80%
06/04
09/04
12/04
03/05
06/05
06/05
(Quarter Ended)

G&A to Average Assets


2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.28%
2.22%
2.18%
2.07%
2.24%
2.01%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Efficiency Ratio



52.50%
50.00%
47.50%
45.00%
42.50%
40.00%
48.02%
47.43%
47.65%
48.45%
50.63%
48.17%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Return on Average Assets



1.40%
1.35%
1.30%
1.25%
1.20%
1.15%
1.10%
1.29%
1.24%
1.37%
1.20%
1.22%
1.22%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Return on Average Equity

PROVIDENT
Provident Financial Holdings, Inc.



18.00%
17.50%
17.00%
16.50%
16.00%
15.50%
15.00%
14.50%
14.00%
15.47%
15.35%
17.60%
15.48%
15.93%
15.80%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Diluted Earnings per Share



14% C.A.G.R.*
$0.72
$0.70
$0.68
$0.66
$0.64
$0.62
$0.60
$0.58
$0.56
$0.54
$0.60
$0.60
$0.71
$0.64
$0.68
$0.71
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Financial Holdings, Inc.

Book Value per Share


14% C.A.G.R.*
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$14.50
$14.00
$15.51
$15.49
$16.03
$16.01
$16.60
$16.59
$17.09
$17.08
$17.68
$17.67
$18.22
$18.21
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Community Banking

Provident Financial Holdings, Inc.

Bank

More for you everyday.

Total Assets



(In millions)
19% C.A.G.R.*
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
$1,319
$1,446
$1,516
$1,623
$1,632
$1,631
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Financial Holdings, Inc.

Loan to Investment Mix


(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
$253
$269
$263
$249
$232
$214
$863
$957
$1,039
$1,098
$1,132
$1,128
24% C.A.G.R.*
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Bank Loan Originations ("Preferred Loans")

Provident Financial Holdings, Inc.


(In millions)
$90
$80
$70
$60
$50
$40
$30
$20
$10
$-
$72
$85
$62
$72
$73
$84
06/04
09/04
12/04
03/05
06/05
06/05
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



(In millions)
$797
$319
$12
As of 09/30/2005
$800
$700
$600
$500
$400
$300
$200
$100
$ -
Single-Family
"Preferred Loans"
Other



(In millions)
$614
$241
$8
As of 06/30/2004
$700
$600
$500
$400
$300
$200
$100
$ -
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Provident Financial Holdings, Inc.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets


($ in thousands)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
(Percentage)

	06/04	09/04	12/04	03/05	06/05	09/05
Non-Performing Assets	$1,085	$1,074	$1,146	$584	$590	$1,811
NPA to Total Assets	0.08%	0.07%	0.08%	0.04%	0.04%	0.11%

Asset Quality

Provident Financial Holdings, Inc.

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
($ in thousands)
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
(Percentage)

	06/04	09/04	12/04	03/05	06/05	09/05
PLL	$130	$642	$260	$404	$335	$65
ALL to LHI	0.88%	0.86%	0.81%	0.80%	0.81%	0.82%

Transaction Accounts, CDs & Borrowings



(In millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
$325
$290
$561
$426
$331
$544
$463
$381
$530
$530
$425
$518
$561
$434
$485
$507
$489
$474
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition



(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$489
$245
$133
$53
$43
As of 09/30/2005
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



(In millions)
$350
$300
$250
$200
$150
$100
$50
$ -
$290
$349
$124
$41
$47
As of 06/30/2004
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Bank Mortgage Loan Originations



(In millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
$74
$145
$157
$109
$103
$103
$314
$291
$308
$330
$335
$369
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Saleable
Portfolio

PBM Purchase vs. Refinance



Refinance (%)
Purchase (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%

	06/04	09/04	12/04	03/05	06/05	09/05
Refinance	42%	32%	37%	40%	43%	55%
Purchase	58%	68%	63%	60%	57%	45%

(Quarter Ended)

"High Margin" vs. "Low Margin" Products


(In millions)
$400
$350
$300
$250
$200
$150
$100
$50
$ -
$126
$74
$98
$104
$104
$119
$188
$217
$210
$226
$231
$250
26% C.A.G.R.*
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Gain on Sale Margin



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.54%
1.53%
1.51%
1.15%
1.40%
1.23%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Capital Management

Stockholders' Equity



(In millions)
$130
$125
$120
$115
$110
$105
$100
11% C.A.G.R.*
$110
$112
$116
$120
$123
$126
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 06/30/04 through 09/30/05.

Provident Financial Holdings, Inc.

Share Repurchase Program


120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	06/04	09/04	12/04	03/05	06/05	09/05
Shares Repurchased	116,669	110,000	0	28,470	66,900	28,000
Average Cost per Share	$24.03	$23.23	$0.00	$27.94	$27.26	$28.30

(Quarter Ended)

Cash Dividend per Share



$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$ -
$0.10
$0.10
$0.14
$0.14
$0.14
$0.14
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio


8.34%
8.33%
7.75%
7.74%
7.68%
7.67%
7.36%
7.36%
7.54%
7.53%
7.74%
7.74%
8.40%
8.20%
8.00%
7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio



Tier 1 Core Capital Ratio
7.00%
6.80%
6.60%
6.40%
6.20%
6.00%
5.80%
5.60%
6.90%
6.43%
6.31%
6.05%
6.56%
6.90%
06/04
09/04
12/04
03/05
06/05
09/05
(Quarter Ended)

Stock Performance


$120
$110
$100
$90

	Mar 2004	Jun 2004	Sep 2004	Dec 2004	Mar 2005	Jun 2005	Aug 2005
PROV	$100	$91	$113	$112	$117	$111	$116
Nasdaq Bank Index	$100	$101	$103	$113	$104	$107	$110
Nasdaq Stock Index	$100	$103	$96	$110	$101	$104	$109

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on March 31, 2004 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com